BOARD REPORT TO COMMON CROSS-BORDER MERGER TERMS DRAWN UP BY THE BOARD OF DIRECTORS OF:

FI CBM HOLDINGS N.V., a company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands and having its office address at Cranes Farm Road, Basildon, Essex SS14 3AD, United Kingdom, registered with the Trade Register of the Amsterdam Chamber of Commerce (Kamer van Koophandel) under number: 56532474 (DutchCo).

1.            CONSIDERING THAT:

1.1
The boards of directors of DutchCo and Fiat Industrial S.p.A. (FI) have drawn up Common Cross-Border Merger Terms in order to establish a cross-border legal merger within the meaning of the provisions of EU Directive 2005/56/EC of the European Parliament and Council of October 26, 2005 on cross-border mergers of limited liability companies, implemented for Dutch law purposes under Title 2.7 of the Dutch Civil Code (the DCC) and transposed into Italian law by Italian Legislative Decree no. 108 of May 30, 2008 (Legislative Decree 108), whereby FI will cease to exist and DutchCo will acquire all assets and assume all liabilities of FI under universal title of succession (verkrijging onder algemene titel) (the FI Merger), also on the basis of the terms and conditions of the merger agreement executed by and between DutchCo, FI, CNH Global N.V. (CNH) and Fiat Netherlands Holding N.V. (FNH) and dated November 25th 2012 (the Merger Agreement).

1.2
In addition to the FI Merger, the Merger Agreement also relates to (i) the cross-border legal merger of FNH with and into FI (the FNH Merger) and (ii) the domestic Dutch law legal merger of CNH with and into DutchCo (the CNH Merger). The FI Merger and the CNH Merger and the related arrangements in the Merger Agreement will hereinafter be referred to as the Transaction, and DutchCo, FI, CNH and FNH are hereinafter jointly referred to as the Merging Companies.

1.3
In accordance with the terms of the Merger Agreement, the Common Cross-Border Merger Terms have been prepared based on the assumption that all three mergers referred to in Section 1.12 above, will be executed as follows:

1.
the FNH Merger represents a preliminary step in the overall Transaction and will be completed regardless of the completion of said overall Transaction, on a certain day prior to the day on which the notarial deed in respect of the FI Merger (the FI Merger Deed) will be executed;

2.
pursuant to the provisions of Articles 4 and 15, paragraph 3, of the Italian Legislative Decree 108 and Section 2:318 of the DCC, the FI Merger shall be executed in accordance with the relevant provisions of Dutch law and as such will become effective at 00.00 AM CET following the day on which the FI Merger Deed is executed before a civil law notary, officiating in the Netherlands (the FI Merger Effective Date); and

3.
the CNH Merger will be the final merger. The notarial deed relating to the CNH Merger will be executed on the date on FI Merger Effective Date. In accordance with the relevant provisions of Title 2.7 of the DCC, the CNH Merger will become effective at 00.00 AM CET following the FI Merger Effective Date (the CNH Merger Effective Date).

1.4
In the light of the structure of the envisaged Transaction, this board report was prepared by the board of directors of DutchCo having examined and reviewed both the FI Merger and the CNH Merger as a sequence of steps of the same Transaction, taking into consideration the overall impact on FI and DutchCo.

2.            REASONS FOR THE CROSS-BORDER MERGER

The Board considers the FI Merger to be necessary for the following reasons:

(a)	Corporate structure

The main purpose of the Transaction is to streamline the corporate structure of the FI group. Following completion of the Transaction, all existing business activities, shareholdings and other assets belonging to, as well as liabilities pertaining to FI, FNH and CNH will be consolidated into (or controlled by, as the case may be) one single legal entity (i.e., DutchCo).

(b)	Capital structure

FI is currently listed on the Mercato Telematico Azionario organised and managed by Borsa Italiana S.p.A. (Mercato Telematico Azionario) and CNH is listed on the New York Stock Exchange (NYSE). The Transaction is also intended to simplify the capital structure of the FI group by creating a single class of liquid stock listed on the NYSE and on the Mercato Telematico Azionario. Completion of the Transaction will be subject to, inter alia, approval for listing of the common shares of DutchCo (the DutchCo Common Shares) on the NYSE. To this end, DutchCo shall prepare and file: (i) with the United States Securities and Exchange Commission (the SEC) a registration statement on Form F-4 (together with all amendments thereto, the Registration Statement), in connection with the registration under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the Securities Act) of DutchCo’s Common Shares and DutchCo’s special voting shares and (ii) with the NYSE a listing application for the listing of DutchCo’s common shares.

In addition, an equivalent document (documento di equivalenza) will be prepared and submitted to the supervisory authority in order to obtain the authorization to publish such equivalent document in connection with the listing of DutchCo Common Shares on the Mercato Telematico Azionario and, for the purpose of the above listing, the relevant application will be submitted to Borsa Italiana S.p.A.

3.            EXPECTED CONSEQUENCES FOR THE ACTIVITIES

The FI Merger is not expected to have any consequences with respect to the activities, since DutchCo will continue all activities of FI, together with the activities DutchCo will acquire as a result of the completion of the FNH Merger and the CNH Merger.

4.           COMMENTS ON THE LEGAL, ECONOMIC AND SOCIAL ASPECTS

4.1           Legal perspective:

From a legal point of view the FI group structure will be simplified through a decrease of the number of legal entities, since FI shall cease to exist and DutchCo shall acquire all assets and shall assume all liabilities of FI under universal title of succession (verkrijging onder algemene titel).

FI has adopted a stock grant plan named “Fiat Industrial Long Term Incentive Plan”. For each right held (the FI Equity Rights), the beneficiaries of said stock grant plan shall be awarded a comparable right with respect to an equitable number of DutchCo Common Shares.

4.2           Economic perspective:

From an economic point of view, the FI Merger as part of the overall Transaction, shall enable shareholders of both CNH and FI to share in the opportunities offered by an enhanced platform for future growth and strategic independence and benefit from the improved capital markets appeal of DutchCo.

4.3           Social perspective:

From a social point of view, the FI Merger is not expected to have any material impact on the employees of FI or the FI group in general. Currently, DutchCo does not have any employees.

Neither DutchCo nor FI applies an employee participation system in the meaning of the EU Directive 2005/56/EC of October 26, 2005 on cross-border mergers of limited liability companies.

5.	METHOD FOR DETERMINING THE SHARE EXCHANGE RATIO, APPLICABILITY OF THIS METHOD AS WELL AS THE RESULT OF THE VALUATION

(i)	Method pursuant to which the share exchange ratio has been established

5.1
DutchCo has been incorporated as the wholly-owned direct subsidiary of FI with nothing more but a share capital almost equal to the Dutch law statutory minimum equity value. As a result of the FI Merger, all assets and liabilities of FI will be acquired by DutchCo and the value of DutchCo will equal the value of FI immediately preceding the FI Merger Effective Date (considering the application of book value for this merger). The determination of the share exchange ratio for the FI Merger provides that the shareholders of FI, as the sole parent company of the acquiring company DutchCo, would receive one DutchCo Common Share for each FI share held by them.

5.2
On the basis of such provision according to which the shareholders of FI would receive one DutchCo Common Share for each FI share, FI’s board of directors analysed, in the context of the overall combination, the relative valuation of FI and CNH, aimed at determining the exchange ratio between CNH common shares and FI shares or, equivalently (given the exchange ratio of one DutchCo Common Share for each ordinary share in FI without any additional payments in cash) between CNH common shares and DutchCo Common Shares.

5.3
In determining the exchange ratio for the DutchCo Common Shares to be allotted in exchange for CNH common shares, the following methodologies were applied on the basis that all assets and liabilities of FI will be acquired by DutchCo as a consequence of this merger:

(a)	analysis of market prices and premia paid in precedent transactions; and

(b)	trading multiples.

(ii)           Applicability of the method applied

5.4
In the context of a merger, the objective of the board of directors’ valuation is to estimate the “relative” equity values in order to determine the exchange ratio; the estimated relative values should not be taken as reference in different contexts.

Best practice requires that companies involved in the merger are valued on the basis of consistent criteria, in order for the results of the relative valuation analysis to be fully comparable.

Moreover, the relative values of FI and CNH have been determined under the going-concern assumption and ignoring any potential economic and financial impacts of the merger.

In the light of the above, and taking into account the objective of the valuation analysis, the criteria commonly used in the valuation practice, the features of the two companies and their listed status and finally the fact that FI already controls CNH, the methodologies applied by FI’s board of directors as set out under Sections 5.1 through 5.3 inclusive are considered appropriate for the CNH Merger and the Transaction as a whole: only one method was applied.

(iii)           The method to determine the share exchange ratio has led to the following valuation

5.5
All assets and liabilities of FI will be acquired by DutchCo as a result of the FI Merger and all shareholders of FI will receive shares representing the same interest in DutchCo as they held in FI before the merger.

5.6	The analysis of market prices allows to identify the equity value of a company with the market value, i.e. the value recognised by the stock market where the shares are traded.

In this specific situation, closing prices following April 4, 2012 have been ignored, April 4th being the last trading day before the April 5th extraordinary meeting of shareholders of FI, during which the matter of a potential restructuring of FI / CNH group structure and elimination of the CNH minorities was first raised publicly by the Chairman of FI.

The market prices to April 4th are therefore considered “undisturbed”.

In applying this methodology, the need to mitigate short term price volatility requires to take into consideration different timeframes. Hence, 1-month and 3-month averages to April 4th have been taken into consideration in addition to the spot prices as of April 4th.

The table below shows the spot CNH Exchange Ratio as of April 4th and the 1-month and 3-month average of the Exchange Ratio to April 4th. In order to calculate the Exchange Ratio, CNH market prices have been converted into Euros, on a daily basis, at the EUR/USD closing exchange rate.

Analysis of Market Prices – Exchange Ratio
4 April 2012	3.890x
1-month average	3.828x
3-month average	4.127x

The identification of undisturbed prices represents a fundamental step in the application of the second methodology: the analysis of premia paid in precedent transactions. In fact, in order to ensure full comparability of the results, premia have to be calculated versus undisturbed prices, i.e. not influenced by announcements or rumors on the potential transaction or by other distortive information.

Furthermore, the analysis has to take into account the comparability of the transactions considered and, in this situation, FI’s board of directors has analysed a set of offers to minority shareholders of NYSE-listed companies, starting from 2005.

FI’s board of directors has deemed appropriate to recognise a premium to CNH in consideration of the expected benefits of the transaction, which can only be achieved through the completion of the mergers, among which: (i) simplification of group structure, (ii) presentation to the market of DutchCo as major integrated capital goods player, (iii) improved access to the US capital markets and (iv) as a consequence of these and other benefits, creation of a better platform from which to pursue strategic growth opportunities.

The table below shows the average and median values of the transactions considered.

Premia Paid in Precedent Transactions
Premia Average	26.6%
Premia Median	26.3%

Source of data for the calculation: Thomson Reuters, Factset, public information

5.7
Market multiples methodology derives the equity value of a company from the market valuation of comparable companies, and in particular by calculating the ratio between a company’s market value and its key financial metrics.

FI’s board of directors has applied the market multiples methodology in order to compare the implied CNH multiples with those of comparable companies active in the capital goods industry, valuing CNH equity on the basis of the terms of the final offer extended to a special committee formed within CNH’s board of directors (CNH’s Special Committee) on 19 November 2012.

The comparison between CNH implied multiples (calculated assuming the current net cash position of CNH and also on the basis of a normalised net financial position to take into account the difference between cash and debt yields) and the peers’ market multiples, gave comfort to FI’s board of directors as CNH implied multiples resulted lower or broadly in line with the peers’ multiples.

Considering the results of the various valuation methodologies applied, FI’s board of directors has resolved to propose an exchange ratio for FI shares equal to one newly-issued DutchCo Common Share for each FI ordinary share and the board of directors of DutchCo and CNH resolved to propose an exchange ratio of 3.828 new DutchCo Common Shares - implied value calculated on the basis of prices as of 16 November 2012, the last trading day before the submission of FI’s final offer to CNH’s Special Committee - for each CNH common share; the payment of a US$10 extraordinary dividend for each CNH common share, paid in cash prior to, and irrespective of, the completion of the overall Transaction, has been resolved by the extraordinary shareholders’ meeting of CNH and the CNH Dividend was paid to the CNH shareholders other than FNH. A $10 dividend per CNH share implies a 25.6% premium on the implicit value of a 3.828 exchange ratio between CNH common shares and DutchCo Common Shares.

Therefore, considering the above, as a result of the FI Merger becoming effective, the exchange ratio for the FI Merger has remained equal to its original assumption that for each FI share, one DutchCo Common Share will be allotted as a result of the FI Merger becoming effective (the Exchange Ratio). No additional payments shall be made by DutchCo on occasion of the FI Merger.

(iv)	The problems that have arisen with regard to the valuation and determination of the share Exchange Ratio

No particular difficulties arose as a result of the valuation method used and as a result of the determination of the Exchange Ratio.

6.            MEASURES IN CONNECTION WITH SHAREHOLDING IN FI

6.1
As a result of the FI Merger becoming effective, all shares of FI currently outstanding will be cancelled by operation of law and in exchange thereof, DutchCo will allot DutchCo Common Shares to the shareholders of FI on the basis of the Exchange Ratio.

As a result of the exercise of FI Equity Rights as defined under Section 4.1 above, the total number of outstanding common shares in the share capital of FI might increase between the number of outstanding shares as stated in Section 1.2 of the merger plan.

6.2	All 5,000,000 shares with a par value of one Euro cent (€ 0.01) held by FI in DutchCo will be cancelled in accordance with Section 2:325 paragraph 3 of the DCC.

6.3
The DutchCo Common Shares being allotted on the occasion of the FI Merger – to be listed on the NYSE and, following the completion of the Transaction, on the Mercato Telematico Azionario – will be allotted in dematerialized form and delivered to the beneficiaries through the centralized clearing system with effect from the date on which the FI Merger becomes effective. Further information on the conditions and procedure for allocation of the DutchCo Common Shares shall be communicated publicly in a notice published on the website of FI, as well as on the daily newspaper La Stampa. The shareholders of FI will bear no costs in relation to the exchange.

6.4
Immediately after the FI Merger having become effective and pursuant to the terms of the Merger Agreement, DutchCo will issue special voting shares, with a nominal value of one Euro cent (€ 0.01) each, to those eligible shareholders of FI who elect to receive such special voting shares upon completion of the FI Merger in addition to DutchCo Common Shares. The characteristics of the special voting shares are further set out in the DutchCo articles of association as attached to the Common Cross-Border Merger Terms and in the Special Voting Share Terms as defined in and attached to the Merger Agreement. For the avoidance of doubt, these special voting shares are not part of the Exchange Ratio.

February 21, 2013

On behalf of the Board of Directors

/s/ Sergio Marchionne

Sergio Marchionne
CHAIRMAN